

February 23, 2011

via U.S. mail and facsimile to (210) 308-1220

Ms. Catherine A. Rademacher, Chief Financial Officer
U.S. Global Investors, Inc.
7900 Callaghan Road
San Antonia, TX 78229

>   **RE: U.S. Global Investors, Inc.**
>   **Form 10-K for the Year Ended June 30, 2010 filed September 9, 2010**
>   **File No. 0-13928**

Dear Ms. Rademacher:

         We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2010

Management's Discussion and Analysis, page 14

Investment Management Products and Services, page 15

1. We note your table of total net assets under management by fund type on page 2. On page 15, you state that investment management revenues are largely dependent on the total value and composition of assets under management, and that fluctuations in the markets and investor sentiment directly impact the Funds' asset levels, thereby affecting income and results of operations. In future filings, please include performance information for each of your funds for each period presented. Fund performance information should include the inception date, assets under management as of each period presented, net annualized return since inception and net return for each period presented. This information will allow investors to better understand how fund performance has affected your financial statements.

2. Also, as assets under management (AUM) is a key component in providing a complete analysis of your investment management fees, please include a rollforward of your AUM on a consolidated basis and by fund type for each period presented in future filings, including your quarterly filings. Please include the following line items in your rollforward of AUM, at a minimum:
   - Cash inflows for new investments / sales
   - Cash inflows for reinvested distributions
   - Cash outflows for redemptions
   - Cash outflows for other distributions
   - Market appreciation/(depreciation)

   Please also provide a detailed analysis of the changes that have impacted AUM during each of the periods presented. Specifically, provide a detailed analysis of the factors contributing to the gross cash inflows and outflows and the performance of your funds. If a material amount of redemptions are being made, please explain why. For your discussion of the performance impact on assets under management, you may need to discuss the specific performance of each of the funds. Finally, please link the changes in assets under management discussion to your explanation for the increase or decrease in investment management fees recognized for each period presented. As part of this analysis, disclose the average investment management fee earned for each period and explain the material factors impacting differences for each period presented. Please provide us with the disclosures you intend to include in future filings.

3. In future filings, please disclose the policy concerning redemptions of your AUM. It may be appropriate to provide such disclosures by fund type. For example, state whether the shareholders of your funds are required to give advance notice prior to redemption and if so, the extent of notice required. We note the limited discussion of redemptions related to your Level 2 and Level 3 investments on pages 35-36.

Consolidated Results of Operations, page 16

4. When discussing the increase in distribution and administrative services fees, you disclose that fiscal 2009 included only nine months of fees while fiscal 2010 included a full year of fees. Please tell us and disclose in future filings why fiscal 2009 included only nine months of fees. We note your disclosure on page 19 that effective November 7, 2008, you assumed the day-to-day management of both Funds and the subadvisory fees were reduced, and on page 31 that on November 6, 2008, you terminated your relationship with Endeavour Financial Corp. as the adviser to its equity portfolio. However, it is not clear how these events impact, if at all, the recognition of distribution and administrative services fees.

Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures, page 47

5. We note your disclosure regarding disclosure controls and procedures. The definition you have provided does not fully conform to the definition set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Specifically, you do not state whether your disclosure controls and procedures were also effective to ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm, if true, that your management's conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures as of June 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief

Ms. Catherine A. Rademacher
U.S. Global Investors, Inc.
February 23, 2011
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